RETALIX LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                       AND
                                 PROXY STATEMENT

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Retalix Ltd. (the "Company") will be held on December 27, 2007 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel, for the following purposes:

         1. To re-elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly and Amnon Lipkin-Shahak.

         2. To approve Barry Shaked's continued service as both our Chairman and Chief Executive Officer for a period of up to three years and certain compensation matters.

         3. To amend the Amended and Restated Articles of Association of the Company to remove the Company's ability to exempt office holders from their duty of care towards the Company.

         4.       To approve the payment of fees to our independent directors.

         5. To approve a liability insurance policy in favor of our directors.

         6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

         7. To discuss the financial statements of the Company for the year ended December 31, 2006.


Shareholders of record at the close of business on November 27, 2007 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy or voting instruction card to the offices of the Company at 10 Zarhin Street, Ra'anana, Israel, Attention: Controller, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

                                     By Order of the Board of Directors,

                                                Barry Shaked
                                     Chairman of the Board of Directors
Dated: November 22, 2007

                                  RETALIX LTD.
                       10 Zarhin Street, Ra'anana, Israel


                                 PROXY STATEMENT


This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of Retalix Ltd. ("Retalix" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement. The Meeting will be held on December 27, 2007 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel.

         The agenda of the Annual General Meeting is as follows:


         1. To re-elect the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly and Amnon Lipkin-Shahak.


         2. To approve Barry Shaked's continued service as both our Chairman and Chief Executive Officer for a period of up to three years and certain compensation matters.


         3. To amend the Amended and Restated Articles of Association of the Company to remove the Company's ability to exempt office holders from their duty of care towards the Company.


         4.       To approve the payment of fees to our independent directors.


         5. To approve a liability insurance policy in favor of our directors.


         6. To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate the Audit Committee thereof to do so.


         7. To discuss the financial statements of the Company for the year ended December 31, 2006.


The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by our Board of Directors. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being made available by the Board of Directors of the Company. Only Shareholders of record at the close of business on November 27, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear, on November 27, 2007 in the records of the Company, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding on October 31, 2007, 19,974,360 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to January 3, 2008 at the same time and place.


                  BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT



The following table sets forth, as of October 31, 2007, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company's shares, and (ii) all directors and officers as a group. As of October 31, 2007, 19,974,360 of our ordinary shares were outstanding.


                                                                Percentage
                                                                   of
                                                               outstanding
                                                 Number of      ordinary
                                                 ordinary        shares
Name                                            shares held       (1)(2)
--------------------------------               --------------  ------------

Prisma Investment House Ltd. (3)                1,620,698          8.1%
Wasatch Advisors Inc. (4)                       1,833,820          9.2%
Barry Shaked (5)                                1,309,740          6.5%
All directors and executive
 officers as a group (6)                         2,452,337        12.5%

(1) Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all shares listed as beneficially owned.
(2) Amounts include shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on October 31, 2007, or within 60 days thereafter. Pursuant to SEC rules, shares deemed beneficially owned by virtue of an individual's right to purchase them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.
(3) This information is based solely on information provided to us by Prisma Investment House Ltd. pursuant to Israeli law with respect to their aggregate holdings. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.
(4) This information is based solely on Schedule 13G/A filed with the SEC by Wasatch Advisors Inc. on February 15, 2007 and relates to their holdings of our shares as of December 31, 2006. This is the most updated information available to us in regard to their holdings of our shares.
(5) Includes options to purchase up to 312,168 shares, held by Mr. Shaked, directly or indirectly, that are exercisable on October 31, 2007 or within 60 days thereafter.
(6) Includes options to purchase 702,835 shares that are exercisable currently or within 60 days after October 31, 2007 at exercise prices that range from $10.00 to $24.46.



                         ITEM 1 - ELECTION OF DIRECTORS

         Our directors, other than outside directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O'Reilly and Amnon Lipkin-Shahak to our Board of Directors. Except for Mr. Shaked, all of our directors qualify as "independent directors" under the Nasdaq rules.

         A brief biography of each director nominee is set forth below.

         The Company's two "outside directors" (as defined under the Israeli Companies Law, 5759-1999 (the "Companies Law")), Mr. David Bresler and Mr. Louis Berman, were elected in June 2006 and continue to serve a three-year term.

         Barry Shaked is one of our founders and has served as our President, Chief Executive Officer and Chairman of the Board since our inception in April 1982. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

         Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003. Mr. Cooper received a B.A. in Economics from Haifa University in 1977.

         Sigal Hoffman has served as a director since May 2004. Ms. Hoffman has worked as an attorney in private practice since 1995. Ms. Hoffman has a B.A. degree in Social Work, an M.B.A. in Educational Consulting and an LL.B. in law from Tel-Aviv University.

         Ian O 'Reilly has served as a director since November 2000.
Mr. O'Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. Mr. O'Reilly has served as a Group IT
Manager at Tesco Stores Ltd. between 1991 and 2000. He received a
British Computer Society Qualification from the Cambridge College of Arts and Technology in 1972.

         Amnon Lipkin -Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the chairman of the board in the TAHAL Group, and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines and Visual Defense and as the Chairman of the Executive Committee of the Peres Center for Peace. Mr. Lipkin-Shahak is also a former director of Granit Hacarmel and NILIT and a former chairman of the Bountiful Israel Council. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During most of this period, Mr. Lipkin-Shahak served as a cabinet minister in charge of transport (between July 2000 and March 2001) and in charge of tourism (between July 1999 and July 2000). In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that, Barry Shaked be and hereby is re-elected to the Board of Directors, effective immediately;

         RESOLVED, that, Brian Cooper be and hereby is re-elected to the Board of Directors, effective immediately;

         RESOLVED, that, Sigal Hoffman be and hereby is re-elected to the Board of Directors, effective immediately;

         RESOLVED, that, Ian O'Reilly be and hereby is re-elected to the Board of Directors, effective immediately; and

         RESOLVED, that, Amnon Lipkin-Shahak be and hereby is re-elected to the Board of Directors, effective immediately."

         Approval of these matters will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.


  ITEM 2 - AUTHORIZATION OF BARRY SHAKED TO CONTINUE TO SERVE AS BOTH CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND CERTAIN COMPENSATION MATTERS

       Barry Shaked has served as our President, Chief Executive Officer and Chairman of our Board of Directors ("Chairman") since our inception in 1982. At our 2004 annual general meeting, our shareholders authorized Barry Shaked to serve as both the Chairman and Chief Executive Officer of the Company for a period of three years. We now wish to renew such authorization so that Mr. Shaked will continue to serve in both capacities for an additional period of three years.

         According to Sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairman of the board only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

         Our Board of Directors believes that it is in our best interest to allow Mr. Shaked to continue to serve as both Chairman of the Board and Chief Executive Officer. Even if this matter is approved, Mr. Shaked, if nominated by our Audit Committee, will be required to stand for reelection as a director at each annual meeting of shareholders as in this meeting. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

         In the event that the shareholders do not approve the proposal to allow Mr. Shaked to serve as both the Chairman and Chief Executive Officer of the Company for an additional three years, then the shareholders will be asked to allow Mr. Shaked to serve only as the Company's Chairman of the Board on a full-time basis for the same compensation that he currently receives from the Company. This contingent position has been approved by our Audit Committee and Board of Directors, but Mr. Shaked's service as Chairman of the Board would continue to be at the pleasure of our Board of Directors. The terms of Mr. Shaked's compensation are described in Item 6.B of our annual report on Form 20-F, which is on file with the Securities and Exchange Commission.

         In addition, at the request of Mr. Shaked, our Audit Committee and Board of Directors approved that, if for any reason Mr. Shaked would serve only as our Chairman of the Board and would dedicate half of his business hours to the affairs of the Company, then he would be entitled to receive half of each component of his current compensation.

         Finally, in connection with the options that Mr. Shaked is entitled to be granted each January 1 to purchase up to 1% of the Company's outstanding shares, our Audit Committee and Board of Directors approved, if requested by Mr. Shaked, changing the form of such compensation in whole or in part to restricted share units with similar terms, provided that the cost to the Company of such restricted share units is no greater that the cost to the Company of the options to which Mr. Shaked is currently entitled, as determined by the "Black-Scholes" options pricing model. The "Black-Scholes" options pricing model takes into account various parameters, such as the term and exercise price of the option, the prevailing risk-free interest rate and the trading volatility and current market price of the underlying shares.

         It is proposed that at the Meeting the following resolutions be adopted:


         "RESOLVED, that Barry Shaked be permitted to serve as both the Company's Chairman of the Board and Chief Executive Officer for a period of up to three years.


         RESOLVED, that if the foregoing resolution is not approved, Mr. Shaked be entitled to serve as the Company's Chairman of the Board on a full-time basis for the same compensation that he currently receives from the Company.


         RESOLVED, that, if for any reason Mr. Shaked would serve only as our Chairman of the Board and would dedicate half of his business hours to the affairs of the Company, he be entitled to receive half of each component of his current compensation.


         RESOLVED, in connection with the options that Mr. Shaked is entitled to be granted each January 1 to purchase up to 1% of the Company's outstanding shares, to authorize the change, at Mr. Shaked's request, in form of such compensation in whole or in part to restricted share units with similar terms, provided that the cost to the Company of such restricted share units is no greater than the cost to the Company of the options to which Mr. Shaked is currently entitled."


         Approval of the first resolution appearing above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter including at least two-thirds of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares). Approval of the second, third and fourth resolutions appearing above will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.


         The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolutions.



       ITEM 3 - AMENDMENT OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION

                  In accordance with the Companies Law, Article 51(a) of our Amended and Restated Articles of Association entitles the Company to exempt an office holder from all or part of his or her responsibility or liability for damages caused to the Company due to any breach of the office holder's duty of care towards the Company. To date, the Company has not exercised such right and has not granted an office holder such an exemption. At the request of certain of our shareholders, we wish to remove Article 51(a) from our Amended and Restated Articles of Association in its entirety so that the Company will no longer be able to exempt its office holders from their duty of care towards it.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Article 51(a) of the Company's Amended and Restated Articles of Association be deleted and shall be of no further force or effect."

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


             ITEM 4 - APPROVAL OF FEES TO OUR INDEPENDENT DIRECTORS

         Under the Companies Law, the approval of compensation to our directors requires the approval of our Audit Committee, Board of Directors and shareholders. Our Audit Committee and our Board of Directors have approved the payment of fees to our independent directors who serve from time to time in the amount of up to $25,000 per year. The actual amount payable to any particular director, up to such maximum, would be determined by our Audit Committee and Board of Director. Our currently serving independent directors are Brian Cooper, Sigal Hoffman, Amnon Lipkin-Shahak and Ian O'Reilly. Our two statutory "outside directors" receive different fees pursuant to applicable regulations under the Companies Law.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the payment of fees to the Company's independent directors who serve from time to time of up to $25,000 per year, be and hereby is approved."

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote FOR approval of the resolution.



         ITEM 5 - APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

         The Companies Law and our Amended and Restated Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the office holder towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; and (3) a financial obligation imposed on the office holder for the benefit of another person.

         Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have approved the Company's entering into a directors' and officers' liability insurance policy, with coverage of US$15.0 million per event and per period and "Side A" excess liability coverage of US$5.0 million, at an annual premium not exceeding US$200,000 (the "Policy").

         At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the Policy, and the purchase of any other D&O insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy and that the annual premium does not exceed an amount representing an increase of 10% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations. The approval will apply to current directors and any future directors who may serve from time to time, whether or not considered a "controlling person" under the Companies Law.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, for the benefit of all directors of the Company who may serve from time to time, be and hereby is approved."

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends a vote FOR approval of the proposed resolution.



                  ITEM 6 - APPOINTMENT OF INDEPENDENT AUDITORS

         At the Meeting, and upon the recommendation of the Company's Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a Member of PricewaterhouseCoopers International Limited, as our independent auditors until the next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize our Board of Directors to fix the remuneration of our independent auditors in accordance with the volume and nature of their services, or to delegate to our Audit Committee to do so, as contemplated by the U.S. Sarbanes-Oxley Act. The auditors have no relationship to us or with any of our affiliates, except as auditors.

         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Kesselman & Kesselman, a Member of
PricewaterhouseCoopers International Limited, be appointed as the independent auditors of the Company until the Company's next Annual General Meeting of Shareholders; and

         RESOLVED, that the Board of Directors of the Company be authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, or to delegate the Audit Committee thereof to do so."

         Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

         The Board of Directors recommends that the shareholders vote FOR approval of the foregoing resolutions.

                 ITEM 7 - CONSIDERATION OF FINANCIAL STATEMENTS

         A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2006 are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (SEC). You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting

         This item will not involve a vote of the shareholders.

                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.




                                    By Order of the Board of Directors,

                                             Barry Shaked
                                    Chairman of the Board of Directors
Dated: November 22, 2007